SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

STRIKE AXE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

86332J 10 6

 (CUSIP Number)

Snowtop Park, LLC

1348 E. 3300 S., Suite 202

Salt Lake City, Utah 84105

(801) 466-0061

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

December 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box      ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86332J 10 6

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Snowtop Park, LLC

26-1304731

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

Colorado

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	1,596,224
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	1,596,224
	(10) Shared Dispositive Power:	0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

1,596,224 shares of common stock, which holds one vote per share.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .

(13)	Percent of Class Represented by Amount in Row (11):

6.92% of common stock and 6.92% of all voting rights.

(14)	Type of Reporting Person (See Instructions):

CO

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

Strike Axe, Inc.

267 W. 1400 S., Suite 101

St George, UT 84790

Common Stock, $0.0001 par value

Item 2.

Identity and Background.

(a)

Name of person filing this statement:

Snowtop Park, LLC, a Colorado limited liability company (the “Reporting Person”)

Name of sole control person (managing member) of the Reporting Person:

Brent Goold

(b)

Business address and principal office address of the Reporting Person:

1348 E. 3300 S., Suite 202

Salt Lake City, Utah 84105

Business address and principal office address of Brent Goold, [managing member]:

1173 W. 12780 S.,

Riverton, Utah 84065

(c)

Principal occupation or business of Reporting Person:

Holding Company

Principal occupation or business of Brent Goold [managing member]:

Accounting

(d)

Criminal proceedings:

During the last five years, neither the Reporting Person nor Mr. Goold has not been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, neither the Reporting Person nor Mr. Goold has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

Snowtop Park, LLC – Colorado

Brent Goold – United States

Item 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock using personal funds.

Item 4.

Purpose of the Transaction.

Reporting Person does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.

Interests in Securities of the Issuer.

(a)

Reporting Person (Snowtop Park, LLC) owns an aggregate of 1,596,224 shares of Common Stock, representing 6.92% of the outstanding shares of Common Stock. (based on the number of outstanding  shares, upon Issuer’s Form 8-K filed December 5, 2011).

(b)	Reporting Person. has sole voting and dispositive powers with respect to all shares of the Issuer’s Common Stock held in its own name.

(c)	The 1,596,224 shares of Common Stock reported herein were acquired by Reporting Person effective December 5, 2011.

(d)

Other than Reporting Person, no other person is know to have the right to receive or the power to direct the receipt of dividend for, or the proceeds from the sale of the 1,596,224 shares of Common Stock owned by Reporting Person.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2011	/s/ Brent Goold
Snowtop Park, LLC Brent Goold, Managing Member

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